

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Thomas F. Farrell II
Chairman and Chief Executive Officer
Dominion Midstream Partners, LP
120 Tredegar Street
Richmond, Virginia 23219

     Re: Dominion Midstream Partners, LP
              Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
              Filed May 21, 2014
              File No. 333-194864

Dear Mr. Farrell:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Formation Transactions and Partnership Structure, page 13

1. We note that you have granted the underwriters a 30-day option to purchase up to a currently unspecified amount of additional common units and any proceeds received from the exercise of the option will be distributed to Dominion. We further note that any common units not purchased by the underwriters as part of this option will ultimately be given to Dominion. Please tell us whether the common units associated with the underwriters' option are included, or in addition to, the currently unspecified amount of common units that you will issue to Dominion as outlined in the third bullet to this section. We may have further comments after reviewing your response.

Risk Factors, page 26

Risks Inherent in Our Investment in Cove Point, page 29

Various factors could negatively affect the timing or overall development of the Liquefaction Project . . . , page 31

2. In an appropriate place in your prospectus, please revise to elaborate upon the provisions that would trigger damages due to your customers and the termination rights of your customers as a result of any significant delays that arise in the development and completion of the Liquefaction Project.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

Results of Operations, page 87

3. Please refer to your analysis of net revenue for the interim period, seen at the bottom of page 87. Please revise to better explain why purchased gas declined significantly from March 31, 2013 to March 31, 2014. In this regard, we note your disclosure on page 86 that the "Cove Point LNG Facility is not currently receiving any LNG import shipments." Please tell us and disclose specifically when you stopped receiving import shipments, other than to maintain the cryogenic readiness of the facility. Please also apply this comment to your analysis of net revenue for the annual period.

Capital Spending, page 91

4. Please disclose whether Dominion has secured funding necessary for the remaining development costs and other capital expenditures for Cove Point. If such funding has not been secured, please disclose why and, in an appropriate place in your disclosure, elaborate on the factors that might prevent Dominion from being able to provide funding for the remaining development costs and capital expenditures.

Business, page 105

About Cove Point, page 109

Operations, page 110

Liquefaction Project—Regulatory and Other Proceedings, page 115

5. We note your disclosure that FERC issued its environmental assessment of the Liquefaction Project. To the extent material, please describe the "appropriate mitigation

measures" in FERC's environmental assessment to which you refer in your disclosure and the estimated costs of implementing those measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mark Webb, Dominion Midstream Partners, LP
        David Oelman, Vinson & Elkins L.L.P.